Law Offices of Stephen M. Fleming PLLC
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February 23, 2010

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
Division of Corporation Finance
One Station Place
100 F Street
Washington, D.C. 20549

Re:	Forex International Trading Corp. Amendment No. 4 to Registration Statement on Form S-1 Filed January 29, 2010 File No. 333-161795
Dear Mr. Shuman:

This firm is counsel to Forex International Trading Corp. (the “Company”). Below please find our responses to your February 17, 2010 comment letter.

Dilution, page 9

1.           We note your response to prior comment 5 and your revised disclosures on page 9; however, the second paragraph of your dilution discussion continues to refer to July 31, 2009.  Please revise.  Also, please provide the calculations that support your net tangible book value per share at October 31, 2009.  In this regard, based on our calculations, it appears that your net tangible book value per share at October 31, 2009 was ($0.00119) versus the ($0.00187) as disclosed.  Please explain your calculations or revise accordingly.  Please ensure any revisions to your disclosures are also included in the dilution table provided at the bottom of page 9.

Response

We have revised the disclosure on page 9 to refer to “October 31, 2009” as opposed to “July 31, 2009”.  The correct net tangible book value as of October 31, 2009 is $0.001187 (or 0.00119 if you round up), which is the product of the Company’s deficit ($94,976) divided by the number of shares outstanding or 94,976/80,000,000.

Audited Financial Statements for the Period Since Inception July 22, 2009 to the Year Ended July 31, 2009

Independent Registered Accounting Firm’s Report, page F-1

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
February 23, 2010

2.           Please confirm whether Eugene M. Egeberg, CPA conducted their audit in accordance with standards of the Public Company Accounting Oversight Board (United States)” and if so, revise the Independent Registered Accounting Firm’s report to indicate as such pursuant to Auditing Standards No. 1.

Response

The Company has confirmed that Eugene M. Egeberg, CPA conducted their audit in accordance with standards of the Public Company Accounting Oversight Board (United States) and the auditor’s report has been revised to indicate that it has been revised as such.

3.           Also, revise the Independent Registered Accounting Firm’s report to refer to the restatement footnote as Note 9.

Response

The Independent Registered Accounting Firm’s report has been revised to refer to footnote as Note 9.

Interim Financial Statements for the Three Months Ended October 31, 2009

General

4.           Please note that FASB Accounting Standards Codification became effective on July 1, 2009.  As a result, all non-SEC accounting and financial reporting standards have been superseded.  Please revise any references to accounting standards in your October 31, 2009 financial statements.  You do not need to revise such references in your audited financial statements for the period ended July 31, 2009.

Response

The interim financial statements have been revised to refer to FASB Accounting Standards Codification.

Exhibit 5.1

5.           We note that the legality opinion states that “the securities being sold pursuant to the Registration Statement including the 20,000,000 shares of common stock issuable are duly authorized…”  Counsel’s opinion appears to suggest that the registration statement includes shares other than the 20,000,000 shares of common stock being registered.  Please advise or revise the opinion.

Mark P. Shuman, Legal Branch Chief
U. S. Securities and Exchange Commission
February 23, 2010

Response

We have revised the legal opinion to clearly state that the opinion covers only the 20,000,000 shares of common stock being registered.

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Should you have any questions, please do not hesitate to contact the undersigned at 516-833-5034.

Sincerely,

/s/ Stephen M. Fleming
Stephen M. Fleming